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                                                                   Exhibit 20(a)

                                                                   PRESS RELEASE


CONTACT: Jeffrey P. Forgan, Senior Vice President and Chief Financial Officer


FOR IMMEDIATE RELEASE


                            SHARPER IMAGE CORPORATION
                         ADOPTS SHAREHOLDER RIGHTS PLAN

               San Francisco, CA; June 8, 1999 -- Sharper Image Corporation (Nasdaq: SHRP) announced today that its Board of Directors adopted a Stockholder Rights Plan in which preferred stock purchase rights will be distributed as a dividend at the rate of one Right for each share of Common Stock held as of the close of business on June 22, 1999. The stockholder rights plan has become a standard measure that has been adopted by a substantial number of public companies.

               Each Right will entitle Stockholders to buy one one-thousandth of a share of Series A Preferred Stock of the Company at an Exercise Price of $47.00. The Rights are designed to guard against partial tender offers and other abusive and coercive tactics that might be used in an attempt to gain control of the Company or to deprive Stockholders of their interest in the long-term value of the Company. The Rights will not prevent a takeover attempt, but should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover.

               The Rights will be exercisable only if a person or group, other than Richard J. Thalheimer, the Founder, Chairman and Chief Executive Officer and a significant stockholder of the Company, his affiliates and his associates, acquires 15% or more of the Company's Common Stock or announces a tender offer the consummation of which would result in ownership by a person or group of 15% or more of the Company's Common Stock. Each Right will entitle stockholders to buy one one-thousandth of a share of a new series of junior participating preferred stock at an exercise price of $47.00 upon certain events.

               If a person or group acquires 15% or more of the Company's outstanding Common Stock, or a holder of 15% or more of the Company's Common Stock engages in certain self-dealing transactions or a merger transaction in which the Company is the surviving corporation and its Common Stock remains outstanding, then each Right not owned by such person or certain related parties will entitle its holder to purchase, at the Right's then-current exercise price, units of the Company's Series A Preferred Stock (or, in certain circumstances, Company Common Stock, cash, property or other securities of the Company) having a market value equal to twice the then-current exercise price. In addition, if, after the Rights become exercisable, Sharper Image Corporation is acquired in a merger or other business combination


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transaction, or sells 50% or more of its assets or earnings power, each Right will entitle its holder to purchase, at the Right's then-current price, a number of the acquiring company's common shares having a market value at the time of twice the Right's exercise price.

               At any time on or prior to the close of business on the first date of a public announcement that a person or group has acquired beneficial ownership of 15% or more of the Company's Common Stock, the Rights are redeemable for $0.001 per Right at the option of the Board of Directors.

               The dividend distribution will be made on June 22, 1999 payable to stockholders of record on that date. The Rights will expire on June 22, 2009. The initial distribution of Rights is not taxable to stockholders.

               The Sharper Image is a specialty retailer that is nationally and internationally renowned as a leading source of new, innovative, high-quality products that make life easier and more enjoyable. A significant and growing proportion of sales are of proprietary products created by the company's product development group, Sharper Image Design. The company operates 89 stores throughout the United States and mails millions of its award-winning catalogs each month. Additionally, the company's products may be purchased online via its Internet store at sharperimage.com. The company also has launched an auction site, where consumers can place a "bid to win" Sharper Image products. The auction site can be accessed from the home page of the company's website, sharperimage.com.


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